EXHIBIT 99.1
FOR IMMEDIATE RELEASE
Federal Signal Reports Third Quarter Results Including 17% Net Sales Growth and 24% Operating Income Improvement; Raises Full-Year Outlook
Downers Grove, Illinois, October 30, 2025 — Federal Signal Corporation (NYSE:FSS) (the “Company”), a leader in environmental and safety solutions, today reported financial results for the third quarter ended September 30, 2025.
Third Quarter Highlights
•Net sales of $555 million, up $81 million, or 17%, from last year; organic growth of $51 million, or 11%
•Operating income of $94.0 million, up $18.1 million, or 24%, from last year
•GAAP Diluted EPS of $1.11, up $0.24, or 28%, from last year
•Adjusted EPS of $1.14, up $0.26, or 30%, from last year
•Orders of $467 million, up $41 million, or 10%, from last year
•Raises 2025 adjusted EPS* outlook to a new range of $4.09 to $4.17, from the prior range of $3.92 to $4.10
•Raises 2025 net sales outlook to a new range of between $2.10 billion and $2.14 billion, from the prior range of $2.07 billion to $2.13 billion
•Recently executed new, five-year $1.5 billion credit facility

Consolidated net sales for the third quarter were $555 million, an increase of $81 million, or 17%, compared to the prior-year quarter. Net income for the third quarter was $68.1 million, or $1.11 per diluted share, compared to $53.9 million, or $0.87 per diluted share, in the prior-year quarter.
The Company also reported adjusted net income for the third quarter of $69.7 million, or $1.14 per diluted share, compared to $54.2 million, or $0.88 per diluted share, in the prior-year quarter. The Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release.
Double-Digit Year-over-Year Growth in Net Sales and Operating Income
“Our businesses were able to deliver 17% year-over-year net sales growth, double-digit operating income improvement, and a 130-basis point increase in adjusted EBITDA margin during the third quarter,” commented Jennifer L. Sherman, President and Chief Executive Officer. “Within our Environmental Solutions Group, we delivered 17% year-over-year net sales growth and a 20% increase in adjusted EBITDA. Production increases at several of our businesses, higher sales of our aftermarket offerings, proactive management of price/cost dynamics, and contributions from recent acquisitions were meaningful year-over-year growth drivers. Our Safety and Security Systems Group also delivered impressive results, with 18% top-line growth and an adjusted EBITDA margin of 26%.”
In the Environmental Solutions Group, net sales for the third quarter were $466 million, up $67 million, or 17%, compared to the prior-year quarter. In the Safety and Security Systems Group, net sales were $90 million, up $14 million, or 18%, compared to the prior-year quarter.
Consolidated operating income for the third quarter was $94.0 million, up $18.1 million, or 24%, compared to the prior-year quarter. Consolidated operating margin for the third quarter was 16.9%, up from 16.0% in the prior-year quarter.
Consolidated adjusted earnings before interest, tax, depreciation and amortization (“adjusted EBITDA”) for the third quarter was $116.2 million, up $23.2 million, or 25%, compared to the prior-year quarter, and consolidated adjusted EBITDA margin was 20.9%, up from 19.6% in the prior-year quarter.
In the Environmental Solutions Group, adjusted EBITDA for the third quarter was $104.9 million, up $17.7 million, or 20%, compared to the prior-year quarter, and its adjusted EBITDA margin was 22.5%, up from 21.9% last year. In the Safety and

Security Systems Group, adjusted EBITDA for the third quarter was $22.9 million, up $5.1 million, or 29%, compared to the prior-year quarter, and its adjusted EBITDA margin was 25.6%, up from 23.4% last year.
Consolidated orders for the third quarter were $467 million, an increase of $41 million, or 10%, compared to the prior-year quarter. Consolidated backlog at September 30, 2025 was $992 million, compared to $1.03 billion in the prior-year quarter.
New Credit Facility Further Strengthens Financial Position, Providing Additional Financial Flexibility to Fund Growth Opportunities
Net cash provided by operating activities during the third quarter was $61 million, bringing the total year-to-date operating cash generation to $158 million, an increase of $17 million, or 12%, compared to the prior-year period.
At September 30, 2025, consolidated debt was $213 million, total cash and cash equivalents were $54 million, and the Company had $570 million of availability for borrowings under its previous credit facility.
On September 24, 2025, the Company entered into a definitive agreement to acquire all of the outstanding equity interests of Scranton Manufacturing Company Inc. (“New Way”), a leading U.S.-based designer and manufacturer of refuse collection vehicles, for initial consideration of $396 million. As part of the acquisition, the Company will also pay additional consideration of $30 million for New Way’s manufacturing facilities and associated real estate rights in Iowa and Mississippi. The Company currently expects to complete the transaction during the fourth quarter of 2025, subject to regulatory approval and customary closing conditions.
On October 29, 2025, the Company entered into the Fourth Amended and Restated Credit Agreement (the “2025 Credit
Agreement”), which amends and restates the 2022 Credit Agreement. The 2025 Credit Agreement increases the Company’s revolving credit facility from up to $675 million to up to $1.1 billion, and includes a delayed draw term loan facility in an amount of up to $400 million.
“With the increase in borrowing capacity under our new credit facility, low net debt leverage, and our healthy cash generation, we have significant financial flexibility to invest in organic growth initiatives and pursue strategic acquisitions, like New Way,” said Sherman. “We also remain committed to returning cash to stockholders through dividends and opportunistic stock repurchases.”
The Company funded dividends of $8.5 million during the third quarter, reflecting a dividend of $0.14 per share, and recently announced a similar $0.14 per share dividend that will be payable in the fourth quarter of 2025.
Outlook
“Demand for our products and our aftermarket offerings remains strong,” noted Sherman. “With our third quarter performance, our current backlog, and continued execution against our strategic initiatives, we are raising our full-year adjusted EPS* outlook to a new range of $4.09 to $4.17, from the prior range of $3.92 to $4.10. We are also increasing our full-year net sales outlook to a new range of between $2.10 billion and $2.14 billion, from the prior range of $2.07 billion to $2.13 billion.”
CONFERENCE CALL
Federal Signal will host its third quarter conference call on Thursday, October 30, 2025 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at www.federalsignal.com or by dialing phone number 1-877-704-4453 and entering the pin number 13756653. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) builds and delivers equipment of unmatched quality that moves material, cleans infrastructure, and protects the communities where we work and live. Founded in 1901, Federal Signal is a leading global designer, manufacturer and supplier of products and total solutions that serve municipal, governmental, industrial, and commercial customers. Headquartered in Downers Grove, Ill., with manufacturing facilities worldwide, the Company operates two groups: Environmental Solutions and Safety and Security Systems. For more information on Federal Signal, visit: www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Forward looking statements should not be relied upon as a predictor of actual results. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: our ability to successfully close and implement the acquisition of New Way, our ability to achieve anticipated revenue and cost benefits associated with the New

Way acquisition, economic and political uncertainty, risks and adverse economic effects associated with geopolitical conflicts including tariffs and other trade conflicts, legal and regulatory developments, foreign currency exchange rate changes, inflationary pressures, product and price competition, supply chain disruptions, availability and pricing of raw materials, interest rate changes, risks associated with acquisitions such as integration of operations and achieving anticipated revenue and cost benefits, work stoppages, increases in pension funding requirements, cybersecurity risks, increased legal expenses and litigation results and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Ian Hudson, Chief Financial Officer, +1-630-954-2000, ihudson@federalsignal.com
* Adjusted earnings per share (“EPS”) is a non-GAAP measure, which includes certain adjustments to reported GAAP net income and diluted EPS. In the three and nine months ended September 30, 2025 and 2024, we made adjustments to exclude the impact of acquisition and integration-related expenses, net, purchase accounting effects, and certain special income tax items, where applicable. In prior years, we have also made adjustments to exclude the impact of environmental remediation costs of a discontinued operation, pension-related charges, debt settlement charges, and certain other unusual or non-recurring items. Should any similar items occur in the remainder of 2025, we would expect to exclude them from the determination of adjusted EPS. However, because of the underlying uncertainty in quantifying amounts which may not yet be known, a reconciliation of our Adjusted EPS outlook to the most applicable GAAP measure is excluded based on the unreasonable efforts exception in Item 10(e)(1)(i)(B).

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except per share data)	2025	2024	2025	2024
Net sales	$555.0	$474.2	$1,583.4	$1,389.5
Cost of sales	393.5	333.8	1,121.5	989.1
Gross profit	161.5	140.4	461.9	400.4
Selling, engineering, general and administrative expenses	61.4	60.1	188.5	175.6
Amortization expense	4.5	3.8	13.3	11.2
Acquisition and integration-related expenses, net	1.6	0.6	2.7	2.3
Operating income	94.0	75.9	257.4	211.3
Interest expense, net	2.8	3.0	9.3	9.4
Other expense, net	0.7	0.3	2.2	0.9
Income before income taxes	90.5	72.6	245.9	201.0
Income tax expense	22.4	18.7	60.1	34.7
Net income	$68.1	$53.9	$185.8	$166.3
Earnings per share:
Basic	$1.12	$0.88	$3.06	$2.73
Diluted	$1.11	$0.87	$3.02	$2.70
Weighted average common shares outstanding:
Basic	60.7	61.0	60.8	61.0
Diluted	61.4	61.7	61.5	61.7
Cash dividends declared per common share	$0.14	$0.12	$0.42	$0.36

Operating data:
Operating margin	16.9%	16.0%	16.3%	15.2%
Adjusted EBITDA	$116.2	$93.0	$319.5	$261.3
Adjusted EBITDA margin	20.9%	19.6%	20.2%	18.8%
Total orders	$466.9	$425.9	$1,574.5	$1,401.6
Backlog	992.0	1,032.8	992.0	1,032.8
Depreciation and amortization	20.3	16.5	58.9	47.7

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2025	December 31, 2024
(in millions, except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$54.4	$91.1
Accounts receivable, net of allowances for doubtful accounts of $3.0 and $2.6, respectively	263.6	196.4
Inventories	367.3	331.0
Prepaid expenses and other current assets	21.2	24.0
Total current assets	706.5	642.5
Properties and equipment, net of accumulated depreciation of $204.9 and $187.4, respectively	237.4	218.9
Rental equipment, net of accumulated depreciation of $66.7 and $53.3, respectively	199.1	173.2
Operating lease right-of-use assets	28.9	27.8
Goodwill	521.7	477.7
Intangible assets, net of accumulated amortization of $99.0 and $85.6, respectively	217.6	199.7
Deferred tax assets	10.7	9.4
Other long-term assets	16.5	16.0
Total assets	$1,938.4	$1,765.2
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and finance lease obligations	$12.0	$19.4
Accounts payable	103.1	79.0
Customer deposits	32.3	35.0
Accrued liabilities:
Compensation and withholding taxes	45.1	45.6
Current operating lease liabilities	7.2	6.8
Other current liabilities	71.5	56.0
Total current liabilities	271.2	241.8
Long-term borrowings and finance lease obligations	201.2	204.4
Long-term operating lease liabilities	22.7	21.8
Long-term pension and other postretirement benefit liabilities	42.4	41.7
Deferred tax liabilities	67.3	58.0
Other long-term liabilities	11.9	11.4
Total liabilities	616.7	579.1
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 70.7 and 70.3 shares issued, respectively	70.7	70.3
Capital in excess of par value	324.3	309.8
Retained earnings	1,263.0	1,102.8
Treasury stock, at cost, 9.9 and 9.2 shares, respectively	(261.5)	(207.8)
Accumulated other comprehensive loss	(74.8)	(89.0)
Total stockholders’ equity	1,321.7	1,186.1
Total liabilities and stockholders’ equity	$1,938.4	$1,765.2

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended September 30,
(in millions)	2025	2024
Operating activities:
Net income	$185.8	$166.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	58.9	47.7
Stock-based compensation expense	11.7	12.2
Changes in fair value of contingent consideration	—	0.1
Payments for acquisition-related activity	(0.1)	—
Amortization of interest rate swap settlement gain	—	(1.4)
Deferred income taxes	8.9	4.0
Changes in operating assets and liabilities	(107.7)	(88.2)
Net cash provided by operating activities	157.5	140.7
Investing activities:
Purchases of properties and equipment	(19.9)	(32.1)
Payments for acquisition-related activity, net of cash acquired	(82.1)	—
Other, net	0.7	1.3
Net cash used for investing activities	(101.3)	(30.8)
Financing activities:
Increase (decrease) in revolving lines of credit, net	1.1	(64.4)
Payments on long-term borrowings	(3.1)	(1.6)
Purchases of treasury stock	(39.7)	(4.5)
Redemptions of common stock to satisfy withholding taxes related to stock-based compensation	(12.2)	(6.0)
Payments for acquisition-related activity	(4.3)	—
Cash dividends paid to stockholders	(25.6)	(22.0)
Proceeds from stock-based compensation activity	1.4	1.6
Other, net	(12.0)	(0.3)
Net cash used for financing activities	(94.4)	(97.2)
Effects of foreign exchange rate changes on cash and cash equivalents	1.5	—
(Decrease) increase in cash and cash equivalents	(36.7)	12.7
Cash and cash equivalents at beginning of year	91.1	61.0
Cash and cash equivalents at end of period	$54.4	$73.7

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
GROUP RESULTS (Unaudited)
The following tables summarize group operating results as of and for the three and nine months ended September 30, 2025 and 2024:
Environmental Solutions Group

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2025	2024	Change	2025	2024	Change
Net sales	$465.5	$398.2	$67.3	$1,333.4	$1,161.0	$172.4
Operating income	85.3	71.5	13.8	236.9	196.1	40.8
Adjusted EBITDA	104.9	87.2	17.7	293.2	241.9	51.3
Operating data:
Operating margin	18.3%	18.0%	0.3%	17.8%	16.9%	0.9%
Adjusted EBITDA margin	22.5%	21.9%	0.6%	22.0%	20.8%	1.2%
Total orders	$371.1	$352.7	$18.4	$1,292.3	$1,176.6	$115.7
Backlog	903.8	979.7	(75.9)	903.8	979.7	(75.9)
Depreciation and amortization	19.1	15.4	3.7	55.4	44.4	11.0
Safety and Security Systems Group

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2025	2024	Change	2025	2024	Change
Net sales	$89.5	$76.0	$13.5	$250.0	$228.5	$21.5
Operating income	21.9	16.8	5.1	59.2	48.9	10.3
Adjusted EBITDA	22.9	17.8	5.1	62.3	51.9	10.4
Operating data:
Operating margin	24.5%	22.1%	2.4%	23.7%	21.4%	2.3%
Adjusted EBITDA margin	25.6%	23.4%	2.2%	24.9%	22.7%	2.2%
Total orders	$95.8	$73.2	$22.6	$282.2	$225.0	$57.2
Backlog	88.2	53.1	35.1	88.2	53.1	35.1
Depreciation and amortization	1.0	1.0	—	3.1	3.0	0.1
Corporate Expenses
Corporate operating expenses were $13.2 million and $12.4 million for the three months ended September 30, 2025 and 2024, respectively. For the nine months ended September 30, 2025 and 2024, corporate operating expenses were $38.7 million and $33.7 million, respectively.

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted Net Income and Earnings Per Share (“EPS”):
The Company believes that modifying its 2025 and 2024 net income and diluted EPS provides additional measures to assist it in comparing its performance on a consistent basis for purposes of business decision making by removing the impact of certain items that management believes are not representative of its underlying performance and to improve the comparability of results across reporting periods. Adjusted net income and Adjusted EPS are both non-GAAP measures. During the three and nine months ended September 30, 2025 and 2024 adjustments were made to reported GAAP net income and diluted EPS to exclude the impact of acquisition and integration-related expenses, net, purchase accounting effects, and certain special income tax items, where applicable.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2025	2024	2025	2024
Net income, as reported	$68.1	$53.9	$185.8	$166.3
Add:
Income tax expense	22.4	18.7	60.1	34.7
Income before income taxes	90.5	72.6	245.9	201.0
Add:
Acquisition and integration-related expenses, net	1.6	0.6	2.7	2.3
Purchase accounting effects (a)	0.5	—	1.2	—
Adjusted income before income taxes	92.6	73.2	249.8	203.3
Adjusted income tax expense (b) (c)	(22.9)	(19.0)	(61.2)	(50.8)
Adjusted net income	$69.7	$54.2	$188.6	$152.5

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollars per diluted share)	2025	2024	2025	2024
EPS, as reported	$1.11	$0.87	$3.02	$2.70
Add:
Income tax expense	0.36	0.31	0.98	0.56
Income before income taxes	1.47	1.18	4.00	3.26
Add:
Acquisition and integration-related expenses, net	0.03	0.01	0.04	0.04
Purchase accounting effects (a)	0.01	—	0.02	—
Adjusted income before income taxes	1.51	1.19	4.06	3.30
Adjusted income tax expense (b) (c)	(0.37)	(0.31)	(0.99)	(0.83)
Adjusted EPS	$1.14	$0.88	$3.07	$2.47
(a)    Purchase accounting effects in the three and nine months ended September 30, 2025 relate to adjustments to exclude the step-up in the valuation of inventory acquired in connection with acquisitions that was sold subsequent to the acquisition date and the depreciation of the step-up in the valuation of rental equipment acquired in the Standard Equipment Company transaction, where applicable. Such costs are included as a component of Cost of sales on the Condensed Consolidated Statements of Operations.
(b)     Adjusted income tax expense for the three and nine months ended September 30, 2025 was recomputed after excluding the tax impacts of acquisition and integration-related expenses, net, and purchase accounting effects. Adjusted income tax expense for the nine months ended September 30, 2025 also excludes a $0.2 million discrete tax benefit recognized in connection with the amendment of certain state tax returns to claim a worthless stock deduction.

(c)    Adjusted income tax expense for the three and nine months ended September 30, 2024 was recomputed after excluding the tax impacts of acquisition and integration-related expenses, net. Adjusted income tax expense for the nine months ended September 30, 2024 also excludes $15.6 million of discrete tax benefits that were recognized in connection with the amendment of certain federal and state tax returns to claim a worthless stock deduction.
Adjusted EBITDA and Adjusted EBITDA Margin:
The Company uses adjusted EBITDA and the ratio of adjusted EBITDA to net sales (“adjusted EBITDA margin”), at both the consolidated and segment level, as additional measures to assist in comparing its performance on a consistent basis for purposes of business decision making by removing the impact of certain items that management believes are not representative of its underlying performance and to improve the comparability of results across reporting periods. We believe that investors use versions of these metrics in a similar manner. For these reasons, the Company believes that adjusted EBITDA and adjusted EBITDA margin, at both the consolidated and segment level, are meaningful metrics to investors in evaluating the Company’s underlying financial performance.
Consolidated adjusted EBITDA is a non-GAAP measure that represents the total of net income, interest expense, net, acquisition and integration-related expenses, net, purchase accounting effects, other expense, net, income tax expense, and depreciation and amortization expense, as applicable. Consolidated adjusted EBITDA margin is a non-GAAP measure that represents the total of net income, interest expense, net, acquisition and integration-related expenses, net, purchase accounting effects, other expense, net, income tax expense, and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s).
Segment adjusted EBITDA is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, net, purchase accounting effects, and depreciation and amortization expense, as applicable. Segment adjusted EBITDA margin is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, net, purchase accounting effects, and depreciation and amortization expense, as applicable, divided by segment net sales for the applicable period(s). Segment operating income includes all revenues, costs, and expenses directly related to the segment involved. In determining segment operating income, neither corporate nor interest expenses are included. Segment depreciation and amortization expense relates to those assets, both tangible and intangible, that are utilized by the respective segment.
Other companies may use different methods to calculate adjusted EBITDA and adjusted EBITDA margin.
Consolidated
The following table summarizes the Company’s consolidated adjusted EBITDA and adjusted EBITDA margin and reconciles net income to consolidated adjusted EBITDA for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in millions)	2025	2024	2025	2024
Net income	$68.1	$53.9	$185.8	$166.3
Add:
Interest expense, net	2.8	3.0	9.3	9.4
Acquisition and integration-related expenses, net	1.6	0.6	2.7	2.3
Purchase accounting effects *	0.3	—	0.5	—
Other expense, net	0.7	0.3	2.2	0.9
Income tax expense	22.4	18.7	60.1	34.7
Depreciation and amortization	20.3	16.5	58.9	47.7
Consolidated adjusted EBITDA	$116.2	$93.0	$319.5	$261.3

Net sales	$555.0	$474.2	$1,583.4	$1,389.5

Consolidated adjusted EBITDA margin	20.9%	19.6%	20.2%	18.8%
* Excludes purchase accounting expense effects included within depreciation and amortization of $0.2 million and $0.7 million for the three and nine months ended September 30, 2025, respectively.

Environmental Solutions Group
The following table summarizes the Environmental Solutions Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in millions)	2025	2024	2025	2024
Operating income	$85.3	$71.5	$236.9	$196.1
Add:
Acquisition and integration-related expenses, net	0.2	0.3	0.4	1.4
Purchase accounting effects *	0.3	—	0.5	—
Depreciation and amortization	19.1	15.4	55.4	44.4
Adjusted EBITDA	$104.9	$87.2	$293.2	$241.9

Net sales	$465.5	$398.2	$1,333.4	$1,161.0

Adjusted EBITDA margin	22.5%	21.9%	22.0%	20.8%
* Excludes purchase accounting expense effects included within depreciation and amortization of $0.2 million and $0.7 million for the three and nine months ended September 30, 2025, respectively.
Safety and Security Systems Group
The following table summarizes the Safety and Security Systems Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in millions)	2025	2024	2025	2024
Operating income	$21.9	$16.8	$59.2	$48.9
Add:
Depreciation and amortization	1.0	1.0	3.1	3.0
Adjusted EBITDA	$22.9	$17.8	$62.3	$51.9

Net sales	$89.5	$76.0	$250.0	$228.5

Adjusted EBITDA margin	25.6%	23.4%	24.9%	22.7%